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                                                            EXHIBIT 3.4


Amendment of Section 3.02 of the Bylaws
to Increase the Number of Directors

     Resolved, that, effective Monday, February 7, 1994, Section 3.02 of Article III of the Bylaws of this Corporation be, and the same hereby is, amended to read as follows:

          "Section 3.02. Number. Except as otherwise fixed pursuant to the provisions of Section 2 of Article Fourth of the Certifi-cate in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, par value One Dollar ($1.00) per share of the Corporation ("Preferred Stock"), the number of directors shall be fixed from time to time by resolu-tion of the Board of Directors but shall not be less than three
     (3). Effective February 7, 1994, the Board of Directors shall consist of fourteen (14) directors until changed as herein pro-vided."